FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
May 3, 2007
Manulife Financial Corporation reports first quarter earnings
Total funds under management reach record of $426 billion

TORONTO - Manulife Financial Corporation today reported first quarter shareholders’ earnings of $986 million and earnings per share of $0.63. These results include the one-time charge to earnings of $69 million related to an asset realignment undertaken to more appropriately position Manulife Financial’s assets under the new financial instrument accounting standards which became effective January 1, 2007.

Excluding the one-time impact, shareholders’ net income was $1,055 million, earnings per share were $0.68 and adjusted return on common shareholders’ equity was 17.3 per cent for the first quarter of 2007. This represents an 11 per cent increase in earnings and a 13 per cent increase in earnings per share compared to the prior year.

“I was particularly pleased with the strong operational earnings growth from the majority of our businesses,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. “As well, record levels of premiums and deposits and funds under management bode well for future growth.”

For the first quarter 2007, premiums and deposits totaled $18.8 billion, an increase of five per cent over last year and 19 per cent over the preceding quarter. Record segregated fund deposits in Canada and continued strong wealth management sales in the United States, Hong Kong and Other Asia Territories were key contributors to this positive result.

“The first quarter results benefited from strong growth in in-force earnings and overall favourable operating results compared to one year ago,” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer. “Slower growth in equity markets somewhat offset earnings growth.”

Total funds under management increased by 11 per cent, or $40.5 billion, over last year to reach a record level of $426 billion as at March 31, 2007.

OPERATING HIGHLIGHTS

Corporate
•
In a separate news release, the Company also announced today that the Board of Directors approved a quarterly shareholders’ dividend of $0.22 per share on the common shares of the Company, an increase of $0.02 per share, payable on and after June 19, 2007 to shareholders of record at the close of business on May 15, 2007.

•
Manulife Financial completed the previously announced redemption of US$492 million principal amount of 8.375% Capital Trust Pass-Through Securities. The redemption of the TruPS is part of Manulife Financial’s ongoing management of its capital.

United States
•
First quarter sales in John Hancock Long Term Care increased by 24 per cent over last year. The strong sales growth builds upon momentum evident in 2006, when the business achieved the number one ranking overall for long-term care sales[1].  Innovative products, diversified distribution and service excellence contributed to the recent market share gains.

•
John Hancock Mutual Funds introduced four new funds in the quarter, including the John Hancock International Allocation Portfolio and the John Hancock Lifecycle Portfolios. The funds fit well with John Hancock’s leading position in multi-managed fund of funds products and complement its popular target-risk Lifestyle portfolios.

•
John Hancock Life introduced four new products in the quarter, among them ‘Protection Whole Life,’ a new fully guaranteed non-participating whole life policy that offers competitive full-pay and limited pay premiums, especially for clients younger than age 70.

•
John Hancock Variable Annuities launched ‘Venture Vision,’ a new level load or ‘C Share’ variable annuity product that does not impose a surrender charge on withdrawals. With this addition, John Hancock now features a competitive product in every major variable annuity design segment offered by its distributors.

•
John Hancock Retirement Plan Services launched JH Signature, a revamp of its core product suite, which offers simplified pricing, more fund options and a flexible compensation structure. Designed to compete head to head with mutual funds, JH Signature is targeted to the mid-market and is expected to build on John Hancock's leading position in the small plan market.

Canada
•
In Individual Wealth Management, segregated fund sales exceeded $1 billion, a new quarterly sales record. The recently launched ‘IncomePlus,’ Canada’s first guaranteed minimum withdrawal benefit segregated fund product drove the strong sales growth.

•
Record sales of $1.3 billion in Group Savings and Retirement Solutions surpassed previous records by a substantial margin. First quarter sales include the business’s largest sale ever, building on recent momentum enjoyed in the large case market.

Asia and Japan
•
Manulife Financial introduced Hong Kong’s first investment-linked product with a guaranteed withdrawal benefit feature. ‘Manulife Secure IncomePlus’ was designed specifically for the baby boomer generation and provides income security as well as potential benefit from investment related gains.

1  LIMRA International, 2006 U.S. Individual LTCI Sales and In Force survey & LIMRA International, 2006 U.S. Group LTCI Sales and In Force survey.

•
Also in Hong Kong, Manulife Financial introduced a unique investment linked insurance plan called ‘Matrix.’ Matrix provides separate savings and protection insurance components and allows customers to select from a range of 18 protection coverages and 26 underlying investment funds.

•
In China, Manulife Financial received approval to open a sales office in Changzhou, its third city license in Jiangsu Province, and a sales office in Deyang, its second city in Sichuan province. The Company is now licensed in 19 cities across China, with plans for further national expansion throughout the year.

Awards
•	Manulife Financial received a number of awards in the quarter including the following:

o
For the fourth year in a row, John Hancock earned a favourable Quality Evaluation for its investment options, manager selection and monitoring process by Standard & Poor’s Investment Advisory Services LLC.

o
In Canada, Manulife Mutual Funds ranked first in customer service for the sixth consecutive year in a study by Environics Research Group. In addition, Manulife Financial’s Canadian universal life and segregated fund statements ranked first in a study by DALBAR Inc.

o
In Hong Kong, Manulife Financial was awarded the ‘Caring Company’ title for the fifth consecutive year by the Hong Kong Council of Social Service. The Company was also recognized as Hong Kong’s top-quality insurance company by readers of East Week, and won the Sing Tao Excellent Services Brands Awards 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights
(unaudited)

	Quarterly Results
	1Q07	4Q06	1Q06
Shareholders’ Net Income (C$ millions)	986	1,100	952
Premiums & Deposits (C$ millions)	18,789	15,819	17,942
Funds under Management (C$ billions)	426.3	414.0	385.8
Capital (C$ billions)	32.4	31.5	29.3

Effective January 1, 2007, the Company adopted four new Canadian accounting standards, Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income and Accounting for Leveraged Leases. The changes related to the new financial instruments standard resulted in a charge to opening shareholders’ retained earnings of $176 million. In addition, unrealized gains on assets classified as available for sale and cash flow hedges contributed a $1,741 million opening adjustment to Accumulated Other Comprehensive Income, a new component of shareholders’ equity. Assets were realigned in response to the introduction of the new financial instruments accounting standard in the first quarter of 2007 reducing earnings by $69 million. The charge represents the impact on actuarial liabilities of realigning assets between those backing policy liabilities and those backing surplus. This charge has no economic impact on the Company.

Excluding this charge, the change in accounting policies did not have a material impact on shareholders’ net income in the quarter. The changes related to the new standard for leveraged leases resulted in a charge to opening shareholders’ retained earnings of $157 million.

Net Income
The Company’s shareholders’ net income for the first quarter of 2007 was $986 million. Excluding the $69 million charge as a result of repositioning assets, net income would have been $1,055 million, up 11 per cent from $952 million reported a year earlier. The increase in earnings was a result of strong business growth across almost all businesses and strong fee income based on higher assets under management across all wealth management businesses. Also contributing to the increase were the gains related to the reduction in equity exposure in the Daihyaku block in Japan. The increases were partially offset by changes in actuarial methods and assumptions, which decreased earnings for the current quarter by $5 million compared to an increase in earnings in the first quarter of 2006 of $32 million.

Diluted Earnings per Share and Adjusted Return on Common Shareholders’ Equity
First quarter reported diluted earnings per common share were $0.63 and return on shareholders’ equity was 15.0 per cent. Excluding the impact of the asset repositioning charge of $69 million, diluted earnings per common share was $0.67, up 14 per cent from $0.59 in 2006 and return on shareholders’ equity was 16.1 per cent.

Management measures return on common shareholders’ equity excluding the components of Accumulated Other Comprehensive Income resulting from the new accounting policies as it is more comparable to prior periods and more appropriately reflects achieved returns. Adjusted return on common shareholders’ equity was 16.1 per cent or 17.3 per cent excluding the $69 million earnings charge for asset repositioning for the three months ended March 31, 2007, a decrease of 20 basis points over 16.3 per cent for the three months ended March 31, 2006.

Premiums and Deposits
Premiums and deposits for the quarter were $18.8 billion, up five per cent from $17.9 billion reported a year earlier. The increase reflects record sales in Canadian Division’s Group Savings and Retirement Solutions, driven by the addition of a large defined contribution pension plan, and continued sales success of Individual Wealth Management’s new ‘IncomePlus’ product.

Funds under Management
Funds under management grew by 11 per cent, or $40.5 billion, to $426.3 billion as at March 31, 2007. The increase is primarily driven by the growth in our wealth management businesses. The recording of our securities at fair value in accordance with the new financial instruments accounting standards resulted in an increase of $4.4 billion as at January 1, 2007. These increases were partially offset by the $3.9 billion negative impact of a strengthened Canadian dollar and $3.9 billion of scheduled maturities of John Hancock Fixed institutional products.

Capital
Total capital was $32.4 billion as at March 31, 2007, up $3.1 billion from $29.3 billion as at March 31, 2006. The increase of $1,565 million in shareholders’ equity due to the change in accounting standards for financial instruments, net new debt capital issued of $604 million and net income in the past twelve months of $4,019 million were partially offset by shareholders’ dividends of $1,197 million, the repurchase of 48 million common shares for $1,778 million and charges of $57 million to Accumulated Other Comprehensive Income (“AOCI”) primarily due to the strengthened Canadian dollar over the last twelve months. AOCI excluding currency translation increased from the opening balance by $105 million primarily as a result of an increase in unrealized net gains on securities classified as available for sale. On February 1, 2007, MIC Financing Trust I redeemed its total outstanding US$492.5 million trust preferred securities at par.

PERFORMANCE BY DIVISION
U.S. Insurance

	Quarterly Results
Canadian dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	142	168	158
Premiums & Deposits (millions)	1,652	1,831	1,689
Funds under Management (billions)	62.5	61.3	58.4

	Quarterly Results
U.S. dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	121	148	137
Premiums & Deposits (millions)	1,410	1,608	1,462
Funds under Management (billions)	54.2	52.6	50.0

U.S. Insurance shareholders’ net income for the first quarter of 2007 was $142 million, down $16 million from $158 million reported a year earlier. The earnings decrease was due to lower investment related gains. As well this quarter, John Hancock Life had reduced new business profits, which were offset by improved claims experience.

Premiums and deposits of $1.7 billion for the quarter were unchanged from the first quarter of 2006. Lower sales in John Hancock Life were largely offset by higher renewal premiums from in-force business growth, as well as higher premiums and deposits from sales and in-force business growth in John Hancock Long Term Care.

Funds under management grew by seven per cent, or $4.1 billion, to $62.5 billion as at March 31, 2007, primarily driven by in-force business growth and the impact of the equity markets over the last year.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	335	300	255
Premiums & Deposits (millions)	9,646	8,213	9,713
Funds under Management (billions)	197.9	196.7	181.4

	Quarterly Results
U.S. dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	285	263	221
Premiums & Deposits (millions)	8,232	7,214	8,413
Funds under Management (billions)	171.6	168.8	155.4

U.S. Wealth Management shareholders’ net income for the first quarter of 2007 was $335 million, up 31 per cent or $80 million from $255 million reported a year earlier. The increase over the prior year was primarily due to higher fee income on higher average assets, favourable investment returns, improved claims experience in JH Fixed products and the impact of updating acquisition cost amortization schedules.

Premiums and deposits for the quarter were $9.6 billion, down one per cent from $9.7 billion reported in the first quarter of 2006. Growth in deposits in Retirement Plan Services driven by the impact of new sales and higher recurring deposits from the growing block of in-force participants was offset by declines in other businesses. Variable Annuity deposits declined from very strong levels a year ago. JH Fixed products premiums and deposits also declined, reflecting lower annuity sales as well as the non-recurrence of a significant Single Premium Annuity sale in the prior year.

Funds under management grew by nine per cent, or $16.5 billion, to $197.9 billion as at March 31, 2007. The increase was due to continued strong net policyholder cash flows and the cumulative effect of favourable equity market performance in the Variable Annuity, JH Mutual Funds and Retirement Plan Services businesses over the past year. These increases were partially offset by declines in general fund assets due to scheduled maturities in the JH Fixed institutional business.

Canadian Division

	Quarterly Results
Canadian dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	218	247	238
Premiums & Deposits (millions)	4,893	3,460	3,733
Funds under Management (billions)	81.4	77.4	71.1

Canadian Division’s shareholders’ net income for the first quarter of 2007 was $218 million, down $20 million from $238 million reported a year earlier. Increases in earnings due to business growth and favourable equity market performance, particularly in the wealth management businesses and Manulife Bank, were more than offset by less favourable claims experience primarily in Group Benefits. In addition, equity market returns, while positive, were down from the first quarter of 2006 which resulted in lower earnings from segregated fund guarantees.

Premiums and deposits for the quarter were $4.9 billion, up 31 per cent from $3.7 billion reported in the first quarter of 2006 driven by increases in segregated fund deposits. Segregated fund deposits increased by $1.2 billion from a year ago reflecting record sales in Group Savings and Retirement Solutions, driven by the addition of one of the largest defined contribution pension plans in Canada, and continued sales success of Individual Wealth Management’s new ‘IncomePlus’ product.

Funds under management grew by 15 per cent, or $10.3 billion, to $81.4 billion as at March 31, 2007. The growth in funds under management reflects net sales of segregated funds in our wealth management businesses and the positive impact of rising equity markets over the past year. In addition, assets in Manulife Bank grew by $1.8 billion due to the continued sales success of its loan and mortgage products.

Asia and Japan Division

	Quarterly Results
Canadian dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	214	191	162
Premiums & Deposits (millions)	2,291	1,957	2,582
Funds under Management (billions)	40.8	38.0	33.6

	Quarterly Results
U.S. dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	183	167	141
Premiums & Deposits (millions)	1,955	1,718	2,235
Funds under Management (billions)	35.4	32.6	28.8

Asia and Japan Division’s shareholders’ net income for the first quarter of 2007 was $214 million, up $52 million from $162 million reported a year earlier. Japan contributed $30 million of the increase largely driven by growth in the in-force variable annuity business, the gains related to a reduction in equity exposure in the Daihyaku block and positive mortality experience. Hong Kong contributed $8 million of the increase, primarily from increased fee income on the growth of assets under management in the pension and wealth management businesses. Outside Hong Kong and Japan (“Other Asia Territories”) earnings increased $14 million. This result was driven by growth in Indonesia’s earnings on in-force business, earnings on Taiwan’s newly launched universal variable life product, higher margins on repriced riders and higher investment income.

Premiums and deposits for the quarter were $2.3 billion, down 11 percent from $2.6 billion reported in the first quarter of 2006. Lower variable annuity sales through our primary bank partner in Japan were partially offset by a recovery in Indonesia mutual fund sales, sales of our investment linked products in Singapore, and growth in Hong Kong’s pension business.

Funds under management grew by 21 per cent, or $7.2 billion, to $40.8 billion as at March 31, 2007. Growth was driven by higher business volumes in Hong Kong’s pension and wealth management products, Japan’s variable annuity products, and the recovery of the mutual fund market in Indonesia.

Reinsurance Division

	Quarterly Results
Canadian dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	69	68	92
Premiums (millions)	275	307	225

	Quarterly Results
U.S. dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	59	60	80
Premiums (millions)	235	269	195

Reinsurance Division’s shareholders’ net income for the first quarter of 2007 was $69 million, down $23 million from $92 million reported a year earlier. The current quarter reflects favourable Life claims experience; however, Property and Casualty claims experience was less favourable as 2006 included a release of hurricane loss provisions from earlier quarters.

Premiums for the quarter were $275 million, up 22 per cent from $225 million reported in the first quarter of 2006. Higher Life reinsurance and International Group Program premiums were partly offset by a decrease in Property and Casualty reinsurance premiums.

Corporate and Other
	Quarterly Results
Canadian dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	8	126	47
Funds under Management (billions)	40.9	37.7	38.2

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital, the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions and other non-operating events. Also included in Corporate and Other is the John Hancock Accident and Health operations, which primarily consists of contracts in dispute. Funds under management include externally managed assets and assets backing the Company’s capital.

Corporate and Other shareholders’ net income for the first quarter of 2007 was $8 million. Excluding the $69 million charge for asset repositioning net income would have been $77 million, up $30 million from $47 million reported a year earlier. The major drivers of the increase were improved credit experience, improved claims experience from the John Hancock Accident and Health business as well as a reduction of operating costs compared to a year ago. Partially offsetting these were changes in actuarial methods and assumptions that resulted in a decrease in earnings of $5 million for the current quarter versus an increase of $32 million in the first quarter of 2006.

Funds under management grew by seven per cent, or $2.7 billion, to $40.9 billion at March 31, 2007. The increase due to recording our securities at fair value in 2007 was $2.3 billion.

Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. Non-GAAP measures include adjusted return on common shareholders’ equity, premiums and deposits, funds under management and new business embedded value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$426 billion (US$370 billion) as at March 31, 2007.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:
Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 2:00 p.m. ET May 3, 2007. For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available by 6:00 p.m. ET on May 3, 2007 until May 10, 2007 by calling (416) 695-5800 (passcode #3213618).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET May 3, 2007. You may access the webcast at: www.manulife.com/QuarterlyReports. An archived version of the webcast will be available later on the website at the same URL as above.

The First Quarter 2007 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/QuarterlyReports. Each of these documents may be downloaded before the webcast begins.

Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: level of competition and consolidation, changes in laws and regulations, general business and economic conditions, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market. Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Media inquiries:	Investor Relations:
Peter Fuchs	Patricia Kelly
(416) 926-6103	1-800-795-9767
peter_fuchs@manulife.com	investor_relations@manulife.com

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)
	As at and for the three months ended
	March 31
	2007	2006	% Change

Net income	$987	$946	4
Net income (loss) attributed to participating policyholders	1	(6)	-
Net income attributed to shareholders	$986	$952	4
Preferred share dividends	(8)	(7)	-
Net income available to common shareholders	$978	$945	3

Premiums and deposits:
Life and health insurance premiums	$3,678	$3,552	4
Annuity and pension premiums	1,053	1,123	(6)
Segregated fund deposits	10,751	9,706	11
Mutual fund deposits	2,468	2,621	(6)
ASO premium equivalents	577	575	-
Other fund deposits	262	365	(28)
Total premiums and deposits	$18,789	$17,942	5

Funds under management:
General fund	$174,035	$167,381	4
Segregated funds	178,583	151,204	18
Mutual funds	40,383	36,736	10
Other funds	33,321	30,438	9
Total funds under management	$426,322	$385,759	11

Capitalization:
Long-term debt*	$3,016	$2,551	18
Liabilities for preferred shares and capital instruments	1,990	1,911	4
Non-controlling interest in subsidiaries	207	203	2

Equity
Participating policyholders' equity	156	151	3
Shareholders' equity
Preferred shares	638	638	-
Common shares	14,207	14,503	(2)
Contributed surplus	125	91	37
Retained earnings	13,539	12,385	9
Accumulated other comprehensive loss	(1,475)	(3,159)	(53)
Total capital	$32,403	$29,274	11
* Includes $546 operational leverage

Selected key performance measures:
Basic earnings per common share	$$0.63	$0.60
Diluted earnings per common share	$$0.63	$0.59
Return on common shareholders' equity (annualized)	15.0%	16.3%
Adjusted return on common shareholders' equity (annualized)	16.1%	16.3%
Book value per common share	$17.15	$15.07
Common shares outstanding (in millions)
End of period	1,539	1,580
Weighted average - basic	1,546	1,584
Weighted average - diluted	1,562	1,601

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share data, unaudited)	For the three months ended
	March 31
	2007	2006
Revenue
Premium income	$4,731	$4,675
Investment income	2,549	2,609
Other revenue	1,340	1,120
Total revenue	$8,620	$8,404
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,651	$1,506
Maturity and surrender benefits	2,179	2,704
Annuity payments	842	828
Policyholder dividends and experience rating refunds	364	348
Net transfers to segregated funds	150	116
Change in actuarial liabilities [1]	(271)	(615)
General expenses	837	820
Investment expenses	241	198
Commissions	912	918
Interest expense	307	215
Premium taxes	59	65
Non-controlling interest in subsidiaries	7	6
Total policy benefits and expenses	$7,278	$7,109
Income before income taxes	$1,342	$1,295
Income taxes	(355)	(349)
Net income	$987	$946
Net income (loss) attributed to participating policyholders	1	(6)
Net income attributed to shareholders	$986	$952
Preferred share dividends	(8)	(7)
Net income available to common shareholders	$978	$945

Basic earnings per common share	$0.63	$0.60
Diluted earnings per common share	$0.63	$0.59

[1] Includes impact of net redemptions in John Hancock Fixed institutional products of $0.7 billion in Q1 2007 and $1.4 billion in Q1 2006.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at March 31
Assets	2007	2006
Invested assets
Cash and short-term securities	$10,381	$8,220
Securities
Bonds	80,860	80,140
Stocks	12,510	9,762
Loans
Mortgages	27,641	27,845
Private placements	24,406	24,312
Policy loans	6,417	6,191
Bank loans	2,081	1,909
Real estate	6,118	5,341
Other investments	3,621	3,661
Total invested assets	$174,035	$167,381
Other assets
Accrued investment income	$1,578	$1,660
Outstanding premiums	638	585
Goodwill	7,409	7,509
Intangible assets	1,686	1,736
Derivatives	2,500	139
Miscellaneous	3,447	3,922
Total other assets	$17,258	$15,551
Total assets	$191,293	$182,932
Segregated funds net assets	$179,441	$151,858

Liabilities and equity
Policy liabilities	$137,367	$131,564
Deferred realized net gains	121	4,391
Bank deposits	7,921	5,890
Consumer notes	2,711	2,912
Future income tax liability	2,564	1,559
Derivatives	2,251	468
Other liabilities	5,955	6,874
	$158,890	$153,658

Long-term debt	3,016	2,551
Liabilities for preferred shares and capital instruments	1,990	1,911
Non-controlling interest in subsidiaries	207	203

Equity
Participating policyholders' equity	156	151
Shareholders' equity
Preferred shares	638	638
Common shares	14,207	14,503
Contributed surplus	125	91
Retained earnings	13,539	12,385
Accumulated other comprehensive loss	(1,475)	(3,159)
Total equity	$27,190	$24,609
Total liabilities and equity	$191,293	$182,932
Segregated funds net liabilities	$179,441	$151,858

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended March 31, 2007
	U.S.	U.S.	Canadian	Asia	Reinsurance	Corporate
	Insurance	Wealth		and		and
Premiums and deposits		Management		Japan		Other	Total
General fund premiums	$1,308	$893	$1,506	$749	$275	$-	$4,731
Segregated fund deposits	344	6,474	2,633	1,268	-	32	10,751
Mutual fund deposits	-	2,017	177	274	-	-	2,468
ASO premium equivalents	-	-	577	-	-	-	577
Other fund deposits	-	262	-	-	-	-	262
Total	$1,652	$9,646	$4,893	$2,291	$275	$32	$18,789

Net income	$142	$335	$215	$218	$69	$8	$987

Funds under management	As at March 31, 2007
General fund	$49,849	$43,022	$48,359	$17,740	$2,798	$12,267	$174,035
Segregated funds	12,688	115,578	29,631	18,176	-	2,510	178,583
Mutual funds	-	35,241	3,413	1,729	-	-	40,383
Other funds	-	4,012	-	3,187	-	26,122	33,321
Total	$62,537	$197,853	$81,403	$40,832	$2,798	$40,899	$426,322

	For the quarter ended March 31, 2006
	U.S.	U.S.	Canadian	Asia	Reinsurance	Corporate
	Insurance	Wealth		and		and
Premiums and deposits		Management		Japan		Other	Total
General fund premiums	$1,341	$969	$1,450	$690	$225	$-	$4,675
Segregated fund deposits	348	6,222	1,427	1,709	-	-	9,706
Mutual fund deposits	-	2,157	281	183	-	-	2,621
ASO premium equivalents	-	-	575	-	-	-	575
Other fund deposits	-	365	-	-	-	-	365
Total	$1,689	$9,713	$3,733	$2,582	$225	$-	$17,942

Net income	$158	$255	$232	$162	$92	$47	$946

Funds under management	As at March 31, 2006
General fund	$46,549	$48,383	$42,518	$15,794	$3,055	$11,082	$167,381
Segregated funds	11,853	97,483	25,157	14,151	-	2,560	151,204
Mutual funds	-	31,935	3,411	1,390	-	-	36,736
Other funds	-	3,557	-	2,287	-	24,594	30,438
Total	$58,402	$181,358	$71,086	$33,622	$3,055	$38,236	$385,759

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.